Queenstake Resources Ltd.
Common Shares
748314101
December 31,2005


CUSIP 748314101
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 109,935,200

6. n/a

7. 109,935,200

8. n/a

9. 1,100,000

10. n/a

11. 0.2%

12. BD


Item 1
(a) Queenstake Resources Ltd.
(b) 999 18th Street, Suite 2940
    Denver, Colorado
    80202
    USA

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 748314101

Item 3
n/a

Item 4
(a) 1,100,000
(b) 0.2%
(c) (i) 109,935,200
    (ii) n/a
    (iii) 109,935,200
    (iv)  n/a

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
January 6, 2006
Neal Nenadovic
Chief Financial Officer